Exhibit 99.8

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the six month fiscal period ended December 31, 2024 of Standard Lithium Ltd. of our report dated March 21, 2025, relating to the consolidated financial statements, which appears in Exhibit 99.3 incorporated by reference in this Annual Report on Form 40-F.

We also consent to the incorporation by reference in the Registration Statement on Form F-10 (No. 333-273462) and Registration Statement on Form S-8 (No. 333-262400) of Standard Lithium Ltd. of our report dated March 21, 2025 referred to above. We also consent to reference to us under the heading “Interests of Experts” in the Annual Information Form, filed as Exhibit 99.1 to this Annual Report on Form 40-F, which is incorporated by reference in such Registration Statements.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, Canada

March 21, 2025